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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         COMMISSION FILE NUMBER 0-22910

                                  (Check One):

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q   [X] Form N-SAR

For period Ended: June 30, 2000

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form N- SAR
         For the Transition Period Ended:            N/A
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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.

         If the  notification  relates to a portion of the filing  checked
above,  identify  the  Items(s)  to which the  notification relates:    N/A
                                                                    ---------

Part I - Registrant Information

         Full Name of Registrant               Waterside Capital Corporation
                                               --------------------------------
         Former Name if Applicable             N/A
                                               --------------------------------
         Address of Principal Executive Office
         (Street and Number)                   300 East Main Street, Suite 1380
                                               --------------------------------
         (City, State and Zip Code)            Norfolk, Virginia 23510
                                               --------------------------------

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

 State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

          The Company's management team is currently involved in the completion of the preparation of its Form N-30D and N-SAR. Because the Company believes its need to complete these filings accurately is of utmost importance to its shareholders, the Company is unable to file its N-SAR for the fiscal year ended June 30, 2000 within the prescribed time period without unreasonable effort or expense. Pursuant to Rule 30d-1(e), the Company respectfully requests that the period of time by which the Company is obligated to transmit its Form 30-D be extended as well for a similar period of time.

 Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

         John M. Paris, Jr., Esq.       (757)                     473-5308
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                  Name                (Area Code)             (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [X] Yes           [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [ ] Yes           [X] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate is duly authorized.

                                    Waterside Capital Corporation
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                           (Name of Registrant as specified in charter)

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date   August 29, 2000      By   /s/ J. Alan Lindauer
           -----------------        -----------------------
                                  Name     J. Alan Lindauer
                                       --------------------
                                  Title President and Chief Executive Officer
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